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SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-30822

The SYNAVANT Inc. 401(k) Retirement Savings Plan

SYNAVANT Inc.
3445 Peachtree Road NE
Suite 1400
Atlanta, Georgia 30326

SYNAVANT INC. 401(k) RETIREMENT SAVINGS PLAN

Annual Report on Form 11-K
For the Fiscal Year Ended December 31, 2001

INDEX TO FORM 11-K

PAGE
Financial Statements and Supplemental Schedule for Year Ended December 31, 2001
Report of Independent Accountants	3
Report of Independent Accountants	4
Financial Statements
Statements of Net Assets Available for Benefits	5
Statement of Changes in Net Assets Available for Benefits	6
Notes to Financial Statements	7-10
Supplemental Schedule:
Schedule H Line 4i Schedule of Assets (Held at End of Year)	11
Signature	12
Exhibit Index	13
Exhibit 23—Consent of Independent Accountants	14-15

Report of Independent Accountants

To the Participants and Administrator of
SYNAVANT Inc. 401(k) Retirement Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of SYNAVANT Inc. 401(k) Retirement Savings Plan (the "Plan") at December 31, 2001, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2000, were audited by other independent accountants whose report dated June 19, 2001, expressed an unqualified opinion. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of "Schedule of Assets (Held at End of Year)" is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
Atlanta, Georgia
May 31, 2002

REPORT OF INDEPENDENT ACCOUNTANTS

To the Plan Administrator and Plan Participants of SYNAVANT Inc. 401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the SYNAVANT Inc. 401(k) Retirement Savings Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the SYNAVANT Inc. 401(k) Retirement Savings Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the index on page 2 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GIFFORD, HILLEGASS & INGWERSEN, P.C.
Atlanta, Georgia
June 19, 2001

SYNAVANT INC. 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)

	December 31, 2001	December 31, 2000
Investments at fair value	$21,146	$20,898
Investments at contract value	1,992	1,754
Loan receivable	506	490
Receivables:
Company contributions	—	414

Net assets available for benefits	$23,644	$23,556

The accompanying notes are an integral part of these financial statements

SYNAVANT INC. 401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2001
(in thousands)

December 31, 2001
ADDITIONS TO NET ASSETS
Attributed to:
Demutualization compensation	$481
Investment Income:
Net appreciation/(depreciation)	(1,776)
Interest and dividend income	169

Total investment income	(1,607)

Contributions:
Members	2,437
Company	1,206
Rollover	27

Total contributions	3,670

Total additions	$2,544
DEDUCTIONS FROM NET ASSETS
Attributed to:
Benefits paid to members	$2,199
Transfer to Other Trustees	210
Administrative expenses	47

Total deductions	2,456

Net increase	88
Net assets available for benefits:
Beginning of year	23,556

End of year	$23,644

The accompanying notes are an integral part of these financial statements

SYNAVANT INC. 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1.  DESCRIPTION OF THE PLAN

        The following description of the SYNAVANT Inc. 401(k) Retirement Savings Plan (the "Plan") provides only general information. Participating members ("Members") should refer to the Plan document for a more complete description of the Plan's provisions. Information with regard to eligibility, contributions, distributions, vesting, withdrawals, restoration, loans, fund redistribution, and definitions of all terms are contained in that document. Certain employees of the Company and Bankers Trust serve as trustees of the Plan.

GENERAL

        The Plan is a defined contribution plan available to all U.S. employees of SYNAVANT Inc. (the "Company") and certain of its subsidiaries which have been designated to participate in the Plan. Full-time and benefits-eligible part-time employees are eligible to participate in the Plan in the first month following their first day of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

INVESTMENTS

        The following investments represent 5% or more of the net assets available for benefits:

	December 31,
	2001	2000
	(in thousands)
Principal Large Cap Stock Index Separate Account	$7,083	$8,153
Principal Money Market Separate Account	2,914	2,493
Principal Small Company Blend Separate Account	2,545	2,481
Principal Guaranteed Interest	1,992	1,759
Principal Large Company Blend Separate Account	1,990	2,282
Principal Bond and Mortgage Separate Account	1,979	1,100
Principal International Stock Separate Account	1,538	1,920
Principal Stock Emphasis Balanced Account	0	948

NOTE 2.  ACCOUNTING POLICIES

BASIS OF PRESENTATION

        The financial statements of the Plan were prepared under the accrual method of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment income and expenses during the reported period. Significant estimates relate to investment valuation. Actual results could differ from those estimates.

        The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Certain investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect members' account balances and the amounts reported in the statement of net assets available for benefits and the collateral to support the financial instruments held by The Principal Financial Group ("the Administrator"). The investments held by the Administrator are primarily invested in pooled separate funds. Certain funds invest in corporate debt instruments. The issuer's ability to meet these obligations may be affected by economic developments in their respective industries.

INVESTMENTS

        The Plan's guaranteed investment contracts are stated at contract values, which represent the aggregate amount of deposits thereto, plus interest at the contract rate, less withdrawals. Pooled separate funds are valued at the net asset values reported by the funds. Company stock is valued at its quoted market price. Purchases and sales of securities are recorded on the ex-dividend date.

        The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

CONTRIBUTIONS

        A member may elect to contribute 1% to 19% of compensation. A member may designate savings as before-tax Savings or after-tax Savings. A member who is a highly compensated employee may be limited to less than 19% due to the existence of certain tests required under the Internal Revenue Code (the "Code"). For 2001, the Code limit on before-tax contributions was $10,500 in the aggregate.

        The Company matches an amount equal to 50% of a member's savings, up to the first 6%. Member savings in excess of 6% are supplemental savings that are not matched by Company contributions. Matching Company contributions are invested in the same investment funds as the member's own contributions. The member's contributions and the Company's matching contributions are forwarded semi-monthly to the Administrator. The Company may make additional periodic discretionary contributions to employee accounts which are not contingent on enrollment in the Plan.

MEMBER ACCOUNTS

        Each member's account is credited with the member's actual contribution and allocations of the Company's contributions and Plan earnings.

VESTING

        Members are 100% vested in the Company's matching contributions after the third year of employment with credit given for employment with the Company's predecessors. Notwithstanding the foregoing statement, a member becomes fully vested in their Company contribution account upon retirement, disability, death, or reaching age 65.

MEMBER LOANS

        Members may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested balance or $50,000 minus the highest outstanding loan balance they had in the preceding 12 months. The maximum loan term is 60 months or up to 120 months for the purchase of a primary residence. The loans are secured by the balance in the members account and bear interest at the prime rate at the date of the loan as published in the Wall Street Journal plus 2%. Principal and interest are paid on a semi-monthly basis through payroll deductions. The default of a loan note is deemed a taxable distribution of the unpaid balance. The loan balance was $505,875 as of December 31, 2001.

PAYMENTS OF BENEFITS

        Benefits are recorded when paid. On termination of service due to death, disability, retirement or other reasons, a member may elect to receive a lump sum amount, equal to the value of the member's vested interest in his or her account, or subject to certain conditions, annual installments over a period not greater than twenty years. Members may also elect to defer distributions subject to certain conditions.

FORFEITURES

        A member who is not 100% vested in his or her Company contributions and is terminated for reasons other than retirement, death or disability shall forfeit his or her non-vested Company contributions. Forfeited amounts shall be applied to reduce subsequent Company contributions. In the event the employee is subsequently re-employed by the Company prior to incurring 5 consecutive one year breaks in service, such forfeited amount of his or her Company contributions shall be restored to his or her account. Amounts forfeited for the period ending December 31, 2001 were not significant and have been used to reduce Company contributions for the plan year ended December 31, 2001.

ADMINISTRATIVE EXPENSES

        Transaction and investment manager fees for each fund are charged against the Plan's assets and related rates of return. Administrative fees are deducted from Plan assets.

TRANSFER FROM/TO OTHER TRUSTEES

        During 2000, the Company was spun-off from IMS Health Incorporated ("IMS Health"). The Company's 401(k) Retirement Savings Plan did not change and was retained by the Company. As part of the transaction, a separate division merged with the Company and transferred assets of $8,611,551 from the IMS Health Savings Plan for the active members employed by the Company. In addition, plan assets totaling $942,171 were transferred out of the Plan for employees that became part of an independent entity.

NOTE 3.  INCOME TAX STATUS

        The Plan obtained its latest determination letter on December 29, 1997, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

        Due to the recent plan amendments, the Plan is in the process of applying for a new determination letter from the Internal Revenue Service. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 4.  PLAN TERMINATION

        While the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it is free to do so at any time subject to the provisions of ERISA and the Code which state that, in such event, all members of the Plan shall be fully vested in the amounts in their accounts.

NOTE 5.  RELATED PARTY TRANSACTIONS

        The Plan's investments include shares of mutual funds managed by the Principal Financial Group Administrator and, therefore, qualify as party-in-interest transactions.

        On March 31, 2001, the Principal Mutual Holding Company adopted a plan for converting from a mutual insurance holding company to a stock company. A prospectus was filed with the Securities and Exchange Commission in connection with the initial public offering ("IPO") of Principal Financial Group, Inc. common stock on August 29, 2001. The demutualization became effective upon the closing of the IPO on October 26, 2001. In demutualization, membership interests of eligible policy and contract holders are exchanged for compensation. The Plan received $481,000 of demutualization compensation during 2001, which is reflected in the Plan's Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2001.

        The receipt of compensation by policyholders who are employee benefit plans with respect to which Principal Life Insurance Company is a "party-in-interest" under ERISA could be viewed as prohibited by Section 406 of ERISA. Accordingly, Principal Life has applied for and received an administrative exemption from the Department of Labor to cover these transactions. This exemption was published in the Federal Register on September 27, 2001 and can be viewed at the U.S. Government Printing Office web site www.access.gpo.gov.

SYNAVANT INC. 401(k) RETIREMENT SAVINGS PLAN
SUPPLEMENTAL SCHEDULE
(Dollar amounts in thousands)

        Schedule H Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2001

Market Value
Funds managed by Principal Life Insurance Company
Principal—Rate 2.5% Matured on 12/31/2001	455,837
Principal—Rate 2.5% Matures on 12/31/2002	256,068
Principal—Rate 3.5% Matures on 12/31/2003	260,586
Principal—Rate 4.0% Matures on 12/31/2004	516,655
Principal—Rate 4.4% Matures on 12/31/2005	502,836
Principal Money Market Separate Account	2,913,534
Principal Bond and Mortgage Separate Account	1,978,502
American Century Income & Growth Separate Account	54,104
American Century Value Separate Account	486,947
Principal Large Capital Stock Index Separate Account	7,083,270
Principal Large Company Blend Separate Account	1,990,494
Principal Stock Emphasis Balanced Separate Account	885,577
Invesco Small Company Growth Separate Account	98,434
Janus Adviser Aggressive Growth Separate Account	184,592
Principal Medium Company Blend Separate Account	497,472
Principal Small Company Blend Separate Account	2,544,746
Principal Small Company Value Separate Account	137,029
Putnam Voyager Separate Account	557,519
Principal International Emerging Markets Separate Account	92,628
Principal International Stock Separate Account	1,537,931
SYNAVANT Inc. Common Stock	103,638
Participant Loans (rates range from 6.75% to 11.50%)	505,875

23,644,274

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SYNAVANT, Inc.

June 28, 2002	By:	/s/ CLIFFORD A. FARREN, JR. Clifford A. Farren, Jr. Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Title
23.1	Consent of Independent Accountants

QuickLinks

(Mark One)
INDEX TO FORM 11-K
  Report of Independent Accountants
REPORT OF INDEPENDENT ACCOUNTANTS
SYNAVANT INC. 401(k) RETIREMENT SAVINGS PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS (in thousands)
SYNAVANT INC. 401(k) RETIREMENT SAVINGS PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2001 (in thousands)
SYNAVANT INC. 401(k) RETIREMENT SAVINGS PLAN NOTES TO FINANCIAL STATEMENTS
SYNAVANT INC. 401(k) RETIREMENT SAVINGS PLAN SUPPLEMENTAL SCHEDULE (Dollar amounts in thousands)
SIGNATURE
EXHIBIT INDEX